Exhibit 4.13

Date	:

To	:	Yue Tung Ching Kee Company Limited 22/F, Chong Hing Bank Centre 24 Des Voeux Road Central Hong Kong (“the Landlord”)

From	:	Million Great International Limited (百萬國際有限公司) Flat B, 6/F, Blk 2 Golden Dragon Industrial Centre 152-160 Tai Lin Pai Road Kwai Chun, N.T. (“the Tenant”)

Re:	Offer to rent 6/F, Chong Hing Square, 601 Nathan Road, Kowloon

We, the Tenant, hereby offer to rent from you, the Landlord the Premises as hereinafter described under the following basic terms and conditions:—

1.	The Premises

6/F of Chong Hing Square, 601 Nathan Road, Kowloon (“the Premises”)

2.	Term of Tenancy (“the Term”)

Three (3) years fixed commencing from 15 December 2025 (“the Commencement Date”) to 14 December 2028 (both days inclusive) subject to clause 26 herein.

3.	Rent

HK$220,000.00 per month exclusive of Management and Air-conditioning Charges, Rates and all other outgoings payable in advance on the 1st day of each and every calendar month without any set-off or deduction whatsoever, for the period from 15 December 2025 (“the Commencement Date”) to 14 December 2028 (both days inclusive) OR 10% on Monthly Gross Receipt whichever is higher.

Rent, Management and Air-conditioning Charges, Rates and all other outgoings chargeable by the Landlord and/or the Management Company as shown in the monthly Rental Advice shall be paid by way of autopay.

4.	Rent-free Period

Subject to the Tenant’s due observance and compliance of all the terms and conditions herein during the Term, the Landlord shall grant to the Tenant Forty-eight (48) days rent-free period from 15 December 2025 to 31 January 2026 (both days inclusive).

Provided Always that during such rent-free periods the Tenant shall also be liable to pay the Management and Air-conditioning Charges, Rates and all other outgoings. If the Tenant shall vacate surrender or desert the Premises during the term herein without first obtaining the Landlord’s consent, the Tenant shall not be entitled to the said rent free period and the Landlord shall have the right to claim against the Tenant for payment of the rent in respect of the said rent free period.

5.	Management and Air-Conditioning Charges

HK$79,850.00 per month (subject to the adjustment from time to time made by the Landlord and/or the management company) shall be payable by the Tenant in advance on the 1st day of each calendar month without any set-off or deduction.

6.	Hours for Supply of Chilled Water

From 12:00 pm to 12:00 am (Monday to Sunday) including all public holidays.

7.	Rates

HK$34,050.00 per quarter (subject to the adjustment from time to time made by the Government) shall be payable by the Tenant.

8.	Other Outgoings

The Tenant shall be responsible to pay all other outgoings in respect of the use or occupation of the Premises during the Term and/or occupation of the Premises.

9.	Legal Costs and Disbursements

Each party shall pay its own legal costs and other disbursements.

10.	Stamp Duty and Registration Fee

The stamp duty payable in respect of this Agreement and their counterparts shall be borne and paid by the Landlord and the Tenant in equal shares but the registration fee (if any) payable on any instrument in respect of this Tenancy shall be solely borne by the Tenant. If the Tenant does not sign the formal Tenancy Agreement in accordance with the terms of this Offer Letter within the prescribed period or twenty-five (25) days from the date of this Offer Letter, the Landlord shall at its absolute discretion and as it thinks fit submit this Offer Letter for stamping and the stamp duty payable on this Offer Letter shall be borne by the Landlord and the Tenant in equal shares.

11.	Vetting Fees

Vetting fees of HK$15,430.00 shall be paid by the Tenant to the Landlord upon the application of proposed decoration works if the Tenant wants to carry out decoration works during the Term.

12.	Signing of Formal Tenancy Agreement

The formal Tenancy Agreement shall incorporate the basic terms and conditions contained in this Offer Letter. Other terms and conditions of the formal Tenancy Agreement shall be in accordance with the Pro Forma Tenancy Agreement attached herewith.

The formal Tenancy Agreement shall be signed by the Tenant without any amendment within seven (7) working days from the date of notification from the Landlord or the Landlord’s solicitors that the formal Tenancy Agreement is ready for signing or on the date before the Commencement Date, whichever is earlier; failing which the Landlord shall be entitled to terminate the tenancy created herein by serving a seven (7) days’ notice in writing on the Tenant and on the expiry of notice all the monies so paid by the Tenant to the Landlord shall be forfeited absolutely by the Landlord as liquidated damages (but not as penalty) who shall also be entitled to claim against the Tenant for further losses and damages suffered as a result of the Tenant’s breach of the terms and conditions of the tenancy and re-enter the Premises (if applicable). In such event, the Landlord shall have the absolute rights to re-let the Premises or otherwise deal with the Premises as it deems fit.

Alternatively, in the event that the Tenant does not sign the formal Tenancy Agreement in the Pro Forma Tenancy Agreement attached herewith within seven (7) working days from the date of the aforesaid notification or on the date before the Commencement Date for whatsoever reasons, the Landlord shall have the option to treat this Offer Letter to be a binding tenancy agreement between the parties until it is superseded by the formal Tenancy Agreement subsequently entered into by the parties or determined by the Landlord as aforesaid Provided that the handover of the Premises to the Tenant by the Landlord or acceptance of rent by the Landlord or any other condoning acts of the Landlord shall not operate as a wavier of the Landlord’s rights to determine the Agreement as aforesaid.

13.	Deposits and Advance Payments

13.1	Security Deposit: Deposit of HK$1,835,675.00 paid by the Tenant to the Landlord under the existing Tenancy Agreement dated 4 January 2022 shall be transferred in full as the Deposit paid by the Tenant to the Landlord under the new tenancy agreement. The Tenant shall at all times during the Term maintain with the Landlord a security deposit equivalent to the aforesaid amount for the security of its due observance and performance of the tenancy herein. At the expiration or sooner determination of the tenancy herein, the Landlord shall refund the security deposit to the Tenant without interest subject to the Tenant’s production of documentary evidence of cancellation of all relevant licences (including the food licence) within thirty (30) working days after the expiration of the Term and the delivery of vacant possession of the Premises to the Landlord or the Tenant’s settlement of last outstanding claim whichever is the later Provided that the Tenant has discharged all sums payable under the Tenancy Agreement.

13.2	Reinstatement Deposit: A sum of HK$200,000.00 shall be paid by the Tenant to the Landlord upon the application of proposed decoration works to secure the due observance by the Tenant of the terms and conditions in Clauses 14 and 18 hereof. In the event of any breach of the provisions under Clauses 14 and/or 18 hereof by the Tenant, the Landlord shall be entitled to forfeit absolutely the Reinstatement Deposit as and for liquidated damages (but not as penalty) but without prejudice to the Landlord’s right to claim for damages suffered in excess thereof and to any other remedy that may be available to the Landlord.

Subject to the aforesaid, the Reinstatement Deposit shall be refunded to the Tenant without interest within thirty (30) working days after the expiration or sooner determination of the Term and on condition that the Tenant shall have been submitted to the Landlord all as-fit drawings in respect of its decoration work in the Premises for the Landlord’s consideration and confirmation within thirty (30) days after completion of the Reinstatement work therein.

13.3	The Tenant shall also pay the following advance payments in cash to the Landlord or the Landlord’s solicitors, upon our return of this Offer Letter duly signed by us or on the date before the Commencement Date, whichever is the earlier:—

(a)	HK$6,602.50 being half share of stamp duty for the Tenancy Agreement.

(b)	HK$50.00 being half share of stamp duty for the Memorandum of Tenancy.

(c)	HK$280.00 being the Registration fee for the Memorandum of Tenancy.

14.	Handover Condition of Premises

The Premises will be handed over to the Tenant on the condition as it now stands together with the Landlord’s fixtures and fittings (if any) and notwithstanding anything herein contained the Tenant shall at its own costs and expenses reinstate and make good the Premises to a “bare shell” condition and deliver vacant possession of the Premises together with the Landlord’s fixtures and fittings (if any) in good tenantable repair and condition upon the expiration or sooner determination of this Tenancy to the Landlord (fair wear and tear excepted) PROVIDED THAT upon the expiration or sooner determination of this Tenancy (for whatsoever cause) any chattels and belongings personal property trade fixtures and fittings and additions remain in or on the Premises shall be deemed to be abandoned and the Landlord at the expense of the Tenant may remove, sell or otherwise dispose of the said chattels and belongings and make good all damage caused by such removal and the Tenant shall also indemnify the Landlord against any liability incurred including liability to any third party whose chattels and belongings are sold or disposed of by the Landlord and against any loss and damages caused to the Premises or otherwise arising therefrom.

15.	Use of Premises

The Tenant shall not use the Premises for any purpose other than Thai Style Hot Pot Restaurant under the trade name of “泰金鍋”. The Tenant shall not be entitled to change the nature of its business carried out at the Premises without the Landlord’s prior written consent. In the event of breach of this Clause, the Landlord shall be entitled to upon giving at least twenty-four (24) hours prior notice to the Tenant, disconnect or discontinue the supply of services to the Premises and/or to the Tenant.

16.	No Warranty as to User other than for Non-domestic Use

No warranty is hereby given by the Landlord that the Premises shall be fit or can be used for any purpose other than for non-domestic use and the Tenant will be solely responsible at its own costs and expenses for applying and obtaining all necessary Government consents and approvals for its intended use and the related decoration and construction for such intended use. The Landlord shall further be exempt from all liabilities arising from the fact that the Premises cannot for any reason whatever be used for any particular purpose and the Tenant takes and shall be deemed to take the Premises with full knowledge of the permitted user thereof.

17.	Compliance of Regulations and Restrictive Covenants

The Tenant shall comply with the laws and regulations from time to time in force in Hong Kong in connection with the use/occupation of the Premises. Further, the Tenant shall not contravene any restrictive covenant of the Government Lease or Conditions under which the Landlord holds the Premises, the Occupation Permit, the Deed of Mutual Covenant and/or the Sub-deed of Mutual Covenant (if any) in respect of the Building of which the Premises form part and shall fully comply with the House Rules (if any) from time to time adopted by the Building Manager of the Building, and shall fully indemnify the Landlord from and against any loss or damage arising from such breach by the Tenant.

18.	Fitting-out, Alteration or Addition

No fitting-out, alteration and/or addition to the Premises shall be made without having obtained the prior written approval by the Landlord/ its agent. All such work shall be carried out solely at the Tenant’s cost and risk and the Tenant shall comply with the Landlord’s Fitting-out Rules, a copy of which shall be supplied to the Tenant upon the handover of the Premises.

19.	Restriction on Alienation

The Tenant shall not assign or sublet the Premises to other party or share the use of or otherwise part with the possession of the Premises or any part thereof. This Tenancy is absolutely personal to the Tenant named in this Offer Letter.

20.	Interest on Late Payment

In the event of default in payment of rent or other sums payable by the Tenant for a period of Three (3) days from the date the same falls due, the Tenant shall further pay to the Landlord interest on the amount in arrears at the rate of 2% per month, calculated from the due date until the date of actual payment.

21.	Settlement of Outstanding Sum

Notwithstanding any payment made by the Tenant being designated for specific purpose(s) and/or period(s), the Tenant hereby agrees that the Landlord may at its own discretion utilize any monies paid by the Tenant to settle any sum(s) due and owing by the Tenant to the Landlord for whatever period(s) chosen by the Landlord and in the following priority wherever applicable and the Tenant shall have no objection in relation thereto :— (i) legal cost (on full indemnity basis), (ii) interest on overdue payments, (iii) Management and Air-conditioning Charges, (iv) utility charges and other outgoings (if any), (v) Rates and (vi) rents/mesne profits (if applicable).

22.	Time is of Essence

Time shall be of essence in every respect in this Offer Letter and the formal Tenancy Agreement.

23.	Default

Should the Tenant be in breach of any terms and conditions or stipulations herein contained, the Landlord shall have the absolute rights to forfeit forthwith all the monies paid hereunder by the Tenant and cancel this Tenancy and re-let the Premises to other party, without prejudice to the other rights or claims to be made by the Landlord against the Tenant.

24.	Disclosure of Information

The Tenant hereby acknowledges and agrees that from time to time during and after the expiry of this tenancy, it may be necessary for the Landlord to disclose, release, transfer or otherwise make use of all or any personal data or information and document relating to the Tenant (hereinafter called the “Tenant’s Information”), which the Landlord may have collected held or processed in the course of the present dealing with the Tenant, to the following persons (hereinafter called the “Third Party”) :—

(a) any agent or service provider which provides the Landlord with administrative, data processing, financial, computer, payment, professional or other services;

(b) governmental, regulatory or other bodies or institutions, whether as required by law, regulations applicable to the Landlord or its associated companies or otherwise;

(c) the Landlord’s assignees and prospective assignees.

The Tenant hereby authorizes the Landlord to provide and release to any Third Party all or any of the Tenant’s Information for purposes of and in connection with the tenancy hereby created, including but not limited to enforcement of the Landlord’s rights hereunder or otherwise.

25.	No Warranty As to Fitness

Notwithstanding Clause 15 above, the Premises are let for use for such purposes as it may be lawfully used. The Landlord shall be exempt from all liabilities arising from the fact that the Premises cannot for any reason whatsoever be used for any particular purpose. The Tenant takes and shall be deemed to take the Premises with full knowledge of the permitted user thereof. It is further the duty and obligation of the Tenant to make inquiries and to obtain all approval licence and consent from the relevant authority(ies) and/or parties to use the Premises for carrying on its business.

26.	Sale and Redevelopment

If at any time whether before the commencement or during the Term the Landlord shall enter into a contract for the sale of the Premises or of the Building or any part thereof or if the Landlord shall resolve to redevelop the Building whether wholly by demolition and rebuilding or otherwise, or partially by renovation, refurbishment or otherwise (which intention to redevelop shall be sufficiently evidenced by a copy of a Resolution of its Directors certified to be true and correct by its Secretary) then in any of such events the Landlord shall have the right to terminate the tenancy herein created by giving to the Tenant not less than six (6) months’ notice in writing whereupon the tenancy shall be terminated upon expiration of the notice and the Tenant shall not be entitled to claim against the Landlord for any damages or compensation whatsoever in respect of the termination pursuant to this Clause.

27.	Trade Name of Tenant

The Tenant shall not use a trade name or operate or hold out to any third party in a name that consists of the words or logos of “Liu Chong Hing” or “Chong Hing” or the Chinese characters “廖創興” and “創興” or any likeness or similarity to the said wordings or logos in connection with the business or operation of the Tenant or for advertising or any other purpose save for indicating the address of the Tenant.

28.	Rules and Regulations for use of Common Areas and Facilities

The Tenant shall throughout the Term of this tenancy obey and comply with the rules and regulations introduced by the Landlord from time to time in relation to the use of the common areas and facilities in the Building including but not limited to corridors, hallways, lift lobbies, communal lavatories, stairways or passage ways within the Building as the Landlord may consider necessary for the operation and maintenance of the Building as a first class shopping and commercial building. The Tenant shall also ensure due compliance of the said rules and regulations by his contractors, workmen, servants, agents, customers or licensees and any act, default, neglect or omission of any contractor, workman, servant, agent, customer or licensee of the Tenant shall be deemed to be the act, default, neglect or omission of the Tenant.

29.	Monthly Turnover Statement

In the lease term, the Tenant shall within fifteen (15) days after the end of each calendar month of the Tenant, prepare and deliver to the Landlord a written statement certified by the Tenant’s Chief Accountant as true and correct showing the Tenant’s Gross Receipts for the preceding calendar month. The Tenant shall at annual interval and within 2 months after the end of its financial year (i.e. from 1st January to 31st December) provide the Landlord with an audited statement of the Gross Receipts of its business for the immediately preceding year, which audited statement shall be prepared by a duly qualified auditor.

30.	Electricity Loading

The Tenant hereby acknowledges that:—

(a) the building of which the Premises form part (the “Building”) is subject to an approved loading of electricity consumption imposed by the relevant supply company; and

(b) the Landlord is required to accommodate the reasonable requirement for electricity supply to different parts of the Building taking into account of the limit of the approved loading referred to in the preceding paragraph.

The Tenant hereby agrees that the electricity consumption for or in connection with the Premises and/or the business of the Tenant being carried thereon shall not exceed 200 ampere. The Tenant hereby undertakes solely at its own cost and risks to carry out the electricity modification works for or in connection with the Premises.

31.	Memorandum of Tenancy

The Landlord and the Tenant shall, in addition to this Tenancy Agreement, sign a Memorandum of Tenancy in the form adopted/ approved by Landlord’s solicitor (“the Memorandum”) for the purpose of registration of the same in the Land Registry. The Landlord and the Tenant shall each bear own costs and disbursements of and incidental to the preparation, approval and completion of the Memorandum and the adjudication fee and stamp duty (if any) payable on the Memorandum shall be borne by the Landlord and the Tenant in equal shares. The Landlord shall register the Memorandum in the Land Registry and the registration fee payable on the Memorandum shall be solely borne by the Tenant.

32.	Payment by Autopay

To pay rent, Management and Air-conditioning Charges, Rates and all other outgoings payable in respect of the Premises or chargeable by the Landlord and/or the Management Company as shown in the monthly Rental Advice by way of autopay to the Landlord’s designated account(s). If the Landlord requires, the Tenant shall take all necessary steps at the Tenant’s expenses to arrange the Autopay including but not limited to contact and go to the relevant bank(s) and sign all documents such as application forms and standing instructions as may be necessary to effect and implement the Autopay.

33.	Opening for Business

The Tenant shall undertake, within Two (2) months from the commencement date of this Tenancy, to open the Premises for business. In case without having obtained the prior written approval from the Landlord, the Tenant shall fail to complete the renovation work and open the Premises for business within Three (3) months from the commencement date of this Tenancy, the Landlord shall have absolute right to treat this as a material breach of this Tenancy.

We, the Tenant, now submit this Offer Letter (in duplicate) to you or your authorised agent together with half share of adjudication fee and registration fee for Memorandum of Tenancy, half share of stamp duty fee for the Tenancy Agreement in the amount of HK$6,932.50 made payable to “Yue Tung Ching Kee Company Limited” for your perusal and consideration.

We expressly agree that if for whatever reason we do not sign the formal Tenancy Agreement in accordance with the terms of this Offer Letter within the prescribed period notified by the Landlord or the Landlord’s solicitors, all the monies so paid by us shall be forfeited forthwith by the Landlord but without prejudice to any other rights of the Landlord, including but not limited to the cancellation of this Offer Letter and re-let the Premises to other party as the Landlord shall think fit.

We hereby confirm that this Offer is irrevocable within 7 working days from the date of our signing of this Offer Letter.

For and on behalf of	For and on behalf of
Million Great International Limited	Yue Tung Ching Kee Company Limited
(The Tenant)	(The Landlord)

(Authorized Signature and Company Chop)

Name:	Name:

Date:	Date:

Received the _________________ of _______________ Bank cheque (# _______________) in the sum _______________ being [part of] the Deposit above-mentioned